Exhibit 99.1

Belite Bio Announces Availability of Annual Report on Form 20-F Through Company Website

SAN DIEGO, March 11, 2024- Belite Bio, Inc (NASDAQ: BLTE), a clinical-stage biopharmaceutical drug development company focused on advancing novel therapeutics targeting degenerative retinal diseases that have significant unmet medical needs, today announced that its annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on March 11, 2024, is available through its website (https://www.belitebio.com). Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to Nasdaq Listing Rule 5250(d)(1)(C).

About Belite Bio

Belite Bio is a clinical-stage biopharmaceutical drug development company focused on advancing novel therapeutics targeting retinal degenerative eye diseases which have significant unmet medical needs such as (i) atrophic age-related macular degeneration (AMD), commonly known as Geographic Atrophy (GA) in advanced dry AMD, and (ii) autosomal recessive Stargardt disease type 1, or STGD1, in addition to specific metabolic diseases. For more information, follow us on Twitter, Instagram, LinkedIn, Facebook or visit us at www.belitebio.com.